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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KR Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Pretty Brook Road

(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Walter Alan Gilmore	(609) 924-2500	agilmore@sharedfamilyoffice,com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC

(Name – if individual, state last, first, and middle name)

733 State Route 35	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Walter Alan Gilmore</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>KR Securities, LLC</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CCO and FinOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VERIFICATION ON OATH OR AFFIRMATION WITH AFFIANT STATEMENT

State of ___New Jersey___ } ss.
County of ___Mercer___

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____
7 _____

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this __18th__ day of __March__, __2026__, by
　　　Day　　　　　　*Month*　　　*Year*

__Walter　Alan　Gilmore__
Name of Signer No. 1

_____
Name of Signer No. 2 (if any)

Jasmille Rodriguez
Signature of Notary Public

Commission expires June 16, 2030

Place Notary Seal/Stamp Above   *Any Other Required Information*
　　　　　　　　　　　　　　　　　　(Residence, Expiration Date, etc.)

──────────── **OPTIONAL** ────────────

Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Oath or Affirmation__

Document Date: __N/A__   Number of Pages: __2__

Signer(s) Other Than Named Above: __N/A__

©2020 National Notary Association

M2010-02 (09/25)
Used for states (CO, DE, GA, IA, IL, KS, MD, ME, MI, MN, MS, MT, NC, ND, NH, NJ, OK,
OR, WA, WV, WI, WY)

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
Subparagraph (e) (3) of Rule 17a-5

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 13
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3	15
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report	16
Rule 15c3-3 Exemption Report	17



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KR Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KR Securities, LLC's management. Our responsibility is to express an opinion on KR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, (collectively the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of KR Securities, LLC's financial statements. The Schedules are the responsibility of KR Securities, LLC's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as KR Securities, LLC s auditor since 2018.

Adeptos Partners, LLC

Ocean, New Jersey
March 13, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KR Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KR Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KR Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KR Securities, LLC's management. Our responsibility is to express an opinion on KR Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as KR Securities, LLC's auditor since 2018.

Adeptes Partnes, LLC

Ocean, New Jersey
March 13, 2026

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$ 32,377
Net receivable from brokers and dealers	43,288
Total assets	$ 75,665

MEMBER'S EQUITY

Member's equity	$ 75,665
Total member's equity	$ 75,665

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

Revenue	
Commissions	$ 37,203
Principal transactions	15,625
Distribution service fee	1,689
Total revenues	54,517
Expenses	
Allocated administrative expenses	4,000
Clearance and commission fees	60,000
Insurance expense	1,644
Dues and subscriptions	12,773
Other operating expense	210
Total expenses	78,627
Net Loss	$ (24,110)

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

Member's equity, beginning of year	$ 59,775
Partner Capital Contribution	40,000
Net loss	(24,110)
Member's equity, end of year	$ 75,665

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash flows used in operating activities	
Net loss	$ (24,110)
Adjustments to reconcile net loss to net cash used in operating activities	
Cash flows from operating activities:	
Changes in operating assets:	
Net receivable from brokers and dealers	16,426
Net cash used in operating activities	(7,684)
Cash flows from financing activities:	
Partner Capital Contributions	40,000
Net Cash provided by financing activities	40,000
Net increase in cash and cash equivalents	32,316
Cash and cash equivalents - beginning of year	61
Cash and cash equivalents - end of year	$ 32,377

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Organization
KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with RBC Correspondent Clearing Services ("RBC") whereby RBC clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of RBC. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions
Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less. As of December 31, 2025, there are no cash equivalents.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per financial institution. At December 31, 2025, the Company did not have cash balances in excess of the FDIC insurance limit.

Current Expected Credit Losses:

On January 1, 2025, the Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, where the Company is required to measure and recognize expected credit losses for certain financial assets, including net receivable from brokers and dealers. Accordingly, there is no allowance for credit losses recorded in the accompanying financial statements, and the adoption of this standard did not have an impact on the Company's statement of financial condition, changes in member's equity, or cash flows.

KR Securities, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual member of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements.

Segment Information

In accordance with the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), the Company makes disclosures required by ASC 280 which are provided in Note 8 – Segment Information.

NOTE 2 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, risk before the good or services is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025

NOTE 2 – REVENUE RECOGNITION (continued)

investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company is the principal for commission revenue, as it is responsible for the execution of clients' purchase and sales, and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category:

	Year ended December 31, 2025
Equities	$37,203

The Company generates sales-based commission revenue that is recognized at the point of sale on the trade date. Sales based commissions revenue varies by investment product and is a set amount based on the number of shares or based off the standard commission policy.

The following table presents our total principal transaction revenues disaggregated by investment product category:

	Year ended December 31, 2025
Municipal Bonds	$15,625

The Company generates principal transaction revenues by entering into a riskless principal transaction with its clients. Principal transaction revenues vary by supply and demand, interest rates, coupon, maturities and credit quality.

NOTE 3 - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-

NOTE 3 - RELATED PARTY TRANSACTION (continued)

alone entity. For the year ended December 31, 2025, the Company was allocated administrative expenses of $4,000 from the Parent.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $70,665, which was $65,665 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0 to 1. The Company is exempt for Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provision of subparagraph (k)(2)(ii) thereof.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE 5 - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2025.

NOTE 6 – CLEARING DEPOSIT

The Company is required to maintain a security deposit of $50,000 with RBC Correspondent Clearing Services and included in Net receivables from brokers and dealers on the statement of financial condition. The Company was in compliance at December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

FASB ASC 855 requires annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on March 13, 2026 and determined that no additional disclosures were required.

NOTE 8 – SEGMENT INFORMATION

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions and other related services in the securities industry. The Company has identified its one executive officer (Chairman, Senior Vice President, and Secretary) as the chief operating decision maker ("CODM"), who use net income or net loss to evaluate the results of the business to manage the Company. Additionally, the CODM use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280. The accompanying Statement of Operations presents the segment revenue and expenses of this single reporting segment. Management and consulting fees included $0 earned from KR Financial, LLC, an affiliated registered investment adviser. All other revenues were earned from external customers. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

Net capital	
Member's equity	$ 75,665
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	70,665
Haircuts on securities positions	0
Net capital	$70,665
Aggregate indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 65,665

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2025.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

See Report of Independent Registered Public Accounting Firm

KR Securities, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.



Ad3ptus

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT**

To the Member
of KR Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KR Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which KR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) KR Securities, LLC stated that KR Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. KR Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KR Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

Ocean, New Jersey
March 13, 2026

KR Securities, LLC

Exemption Report

December 31, 2025

KR Securities, LLC claims an exemption from Rule 240.15c3-3 based on provision (k) (2) (ii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2025) without exception.

I, Richard A Ruderman, swear (or affirm) that the aforementioned statements are true.

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC

WALTER A. GILMORE
Chief Compliance Officer & FinOp
KR Securities, LLC